VIA EDGAR

February 19, 2008

Securities and Exchange Commission
100 F Street, N.E.
Judiciary Plaza
Washington, D.C.  20549

Attn: Division of Corporation Finance,

Re:	General Environmental Management, Inc.
File No. 333-148100

Dear Ladies and Gentlemen:

At the request of General Environmental Management, Inc., (the “Company”), we are responding to the comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in the comment letter dated January 16, 2008 from Pamela A. Long of the Commission to Timothy J. Koziol, Chief Executive Officer of the Company, relating to the registration statement on Form SB-2 of the Company initially filed with the Commission on December 14, 2007 (the “Registration Statement”).  We have filed simultaneously Amendment No. 1 to the Registration Statement and have attached a marked copy of such Amendment No. 1 indicating the changes that the Company has made to the Registration Statement.

In compliance with release number 33-8876 the registration statement is filed on form S-1A.  Further, in accordance with the SEC’s guidance dated January 25, 2008 the Company elects to keep form SB-2 disclosure format.

 The numbered paragraph below corresponds to the paragraph in which the comment was made.  For your convenience, we have included above our response a copy of the comment to which we are responding.

General

1.           We note that General Environmental Management, Inc. or GEM is registering for resale 4,252,175 Shares of common stock issuable upon exercise of warrants and 447,918 shares of common stock issuable upon conversion of convertible notes. Based on disclosure in the prospectus, it appears that 8,555,365 shares of common stock are currently held by non-affiliates. Given the size of the offering of these shares by the selling securityholders relative to the number of outstanding shares held by non-affiliates, the transaction appears to be a primary offering. Since GEM is ineligible to conduct a primary offering on Form S-3, GEM would be ineligible to conduct an at the market primary offering under Rule 415(a)(4) of Regulation C under the Securities Act for these shares. Thus, GEM should significantly reduce the size of the offering relative to the number of outstanding shares held by non-affiliates, or:

▪
File a registration statement for the "resale" offering at the time of each conversion and warrant exercise because GEM is ineligible to conduct the offering on a delayed or continuous basis under Rule 415(a)(1)(x).

▪	Identify the selling securityholders as underwriters in the registration statement.

▪	Include the price at which the underwriters will sell the securities

Response

Please note that GEM has reduced the number of shares that are sought to be registered by the Registration Statement from 14,230,972 to 4,004,669.

We note from recent guidance from David Lynn, Chief Counsel of the Division of Corporate Finance, that the Staff’s position regarding the number of shares of common stock underlying convertible securities that may be registered will be capped at 33% of the “float.” In addition, Mr. Lynn further stated that the Staff would consider permitting an issuer to register more shares than the cap where there are mitigating factors based upon the factor tests contained in the SEC’s Manual of Telephone Interpretations, such as: 1. a large number of investors who are unaffiliated with the issuer and each other;   2. a conversion price that is above market and fixed; 3. a minimal discount price for the securities offered in the PIPE; 4. the securities have been held by the investors for a significant period of time and 5. selling stockholders consist of retail investors rather than hedge funds and other investors who are in the business of underwriting securities.

Based upon Mr. Lynn’s guidance, and applying same to the 8,555,365 shares in GEM’s float, we believe the Staff would permit GEM to register 33% or 2,848,936 shares of common stock underlying convertible notes and warrants without such offering being considered a “primary “ offering and not violative of Rule 415(a)(4).

However, GEM believes that the following facts should be examined by the Staff in determining whether GEM may reduce the amount of shares it seeks to register to 2,848,936, or some other number of shares in excess of 2,848,936 shares:

a.  Of the 2,751,327 shares underlying warrants sought to be registered by GEM in this Registration Statement, 1,173,153 of the shares are owned by 84 “retail” investors,

b.  Such 84 investors made their investment and purchased their warrants between September 2006 and October 2007.

c.  Such 84 investors are not related to one another

d.  Such 84 investors are not hedge funds nor in the business of underwriting securities.

GEM believes that such 1,173,153 shares owned by the 84 retail investors should not be included as part of the 2,848,936 shares that GEM believes the Staff would allow to be registered in the Registration Statement.  The Registration Statement therefore seeks to register a total of 4,004,669 shares, which includes 3,556,920 shares underlying warrants and convertible notes.  Should the Staff not agree with GEM’s position, GEM will reduce the number of shares to a number that the Staff would not consider to be violative of Rule 415 (a)(4).

2.           Provide interim financial statements as required by Item 310(b) of Regulation S-B.

Response

The Company intends to file its year ended December 31, 2007 financial statements with an updated consent from Weinberg & Company P.A. as an amendment to the registration statement when such financial statements are completed.

Registration Statement's Facing Page

3.           We note that GEM is registering for resale 4,252,175 shares of common stock issuable upon exercise of warrants and 447,918 shares of common stock issuable upon conversion of convertible notes. Tell us how GEM determined to register the number of shares underlying the warrants and convertible notes. Notwithstanding the issues raised in the first comment of our letter, note that GEM may only register a number of shares representing a good faith estimate of the number of issuable shares upon exercise of the warrants and conversion of the notes. Provide us an analysis of GEM's good faith estimate.

Response

Please note that the number of shares underlying convertible notes sought to be registered has been increased by a total of 357,675 to 805,593 shares.  This is as a result of the correction of an omission in the Registration Statement of 357,675 shares underlying convertible notes (the “Additional Notes”)held by Laurus Master Fund,(“Laurus”) (4,307 shares), Valens U.S. SPV I, Ltd. (“Valens U.S.”) (377,472 shares), and Valens Offshore SPV I, Ltd (“Valens Offshore”) (423,814 shares).

The following table shows the computation of the number of shares issuable upon the conversion of notes and is a good faith estimate of the number of shares that are issuable upon the conversion of the notes:

Name	Principal Amount	Interest Amount (1)	Price per Share	Total # of Shares
Valens U.S. 04	$ 66,757.24	$ 622.53	$2.78	24,238
Valens Offshore 04	$ 311,226.33	$ 2,902.74	$2.78	112,997
Valens Offshore 24	$ 139,905.93	$ 1,308.88	$2.78	50,797
Valens U.S. 24	$ 77,067.84	$ 718.71	$2.78	27,981
Valens Offshore 34	$ 118,471.29	$ 1,104.98	$2.78	43,014
Valens U.S. 34	$ 248,334.35	$ 2,316.16	$2.78	90,163
Valens Offshore 06	$ 597,700.52	$ 5,574.38	$2.78	217,006
Valens U.S. 06	$ 647,508.90	$ 6,038.85	$2.78	235,090
Laurus	$ 11,860.91	$ 110.54	$2.78	4,307

1.	Interest accrued through December 31, 2007

We point out to the staff that all convertible notes sought to be registered are held by either Laurus, Valens U.S. or Valens Offshore, each of which has as its Managing Members Eugene Grin and David Grin.   These notes were issued in connection with transactions dated February 28, 2006 and October 31, 2007 with Laurus Master Fund, Valens U.S. and Valens Offshore pursuant to which the Company borrowed monies from such entities.

The terms of all of the convertible notes, the underlying shares of which are sought to be registered by the Registration Statement, included a representation that GEM would register the underlying shares within a certain timeframe after the notes issuance.  Similarly, the terms of the warrants issued in connection with the February 2006 and October 2007 transactions, the underlying shares of which are sought to be registered by the Registration Statement on behalf of Laurus, Valens U.S. and Valens Offshore included a representation that GEM would register the underlying shares within a certain timeframe after the warrants issuance.  The filing of the Registration Statement is in compliance with the terms of the notes and the warrants.

As a result of the reduction of the amount of total shares sought to be registered, GEM has inquired of Messrs. Grin with regard to the apportionment of the underlying shares to be registered on behalf of Valens U.S. and Valens Offshore and Messrs. Grin has requested that the maximum amount of shares underlying convertible notes be registered, with any balance be apportioned to shares underlying warrants held by Valens U.S. and Valens Offshore.  Accordingly, this Amendment No. 1 (the “Amendment”) seeks to register 805,593 shares underlying convertible notes and 306,369 shares underlying warrants held by Valens U.S. and Valens Offshore.

With regard to the balance of the shares underling warrants held by other warrant holders, each of the warrant certificates evidencing the ownership of the warrants contain a fixed conversion price, thereby setting the exact number of shares that would be received by the warrant holder upon the exercise of their warrants.  Adjustment to the number of shares that would be received upon exercise would occur only in the case of a recapitalization or stock splits.

Based upon the above analysis, GEM estimates that the number of shares underlying the notes and the warrants is correct.

Risk Factors. Page 7

4.           We note the statement "Other factors not identified herein could also have such an effect" Since GEM is required to disclose all risk factors that it believes are material at this time, please delete the statement.

Response

The statement has been deleted.

Liquidity, page 27

5.           Disclosure under (ii) in the fourth paragraph states that the series of agreements includes an amendment to modify the amortization of the remaining balance of the Laurus February 28, 2006 secured convertible term note. Describe briefly the modification' s principal provisions.

Response

The disclosure has been amended in the sixth paragraph of the liquidity section of management’s discussion and analysis to comply with the Staff’s comment.

Legal Proceedings page 31

6.           Disclosure states that a lawsuit was instituted by Romic Environmental Technologies, Inc. or RET against GEM and the four former RET senior executives. Provide all of the disclosures required by paragraphs (a)(1) through (5) of Item 103 of Regulation S-B.

Response

The disclosure has been amended per the Staff’s comment.

Management, page 31

7.           In the biographical paragraph of Mr. Brett M. Clark, describe briefly his business experience during the past five years, See Item 401(a)(4) of Regulation S·B.

Response

The disclosure has been amended per the Staff’s comment.

Audit Committee, page 32

8.           Disclosure states that Mr. James Stapleton is "independent" as that term is used in Item 7(d)(3)(iv)(B) of Schedule 14A under the Exchange Act. Item 7(d)(3)(iv)(B) of Schedule 14A stipulates that if a registrant is not a listed issuer, the registrant must use a definition for audit committee member independence of a national securities exchange or a national securities association in determining whether a member is independent, and state which definition was used. Since GEM is not a listed issuer, please revise to comply with the requirements of Item 7(d)(3)(iv)(B) of Schedule 14A.

Response

The disclosure has been amended per the Staff’s comment.

Executive Compensation, page 32

9.           Registration statements, including pre-effective and post-effective amendments filed on or after December 31, 2006, that are required to include Items 402 and 404 of Regulation S-B disclosures for fiscal years ending on or after December 15, 2006 must comply with the requirements adopted by the Commission and published in Release No. 33-8732A. Revise the summary compensation table to comply with those requirements. Also ensure that the certain relationships and related transactions section includes all of the disclosure requirements published in Release No, 33-8732A.

Response

The disclosure has been amended per the Staff’s comment.

10.           Footnote (2) to the summary compensation table states that Mr. Brett M. Clark performed services for GEM "during the first part of the year" as an outside consultant. Specify to which year you are referring.

Response

The disclosure has been amended per the Staff’s comment.

Laurus Convertible Note Financing, page 38

11.           Disclosure states that Laurus Master Fund, Ltd. or Laurus assigned all but 1.22% of the balance of the note to Valens U.S. SPV I, LLC or Valens US and Valens Offshore SPV I Ltd. or Valens.  Quantify the balance of the note that was assigned by Laurus to Valens US and Valens. As appropriate, revise related disclosures elsewhere in the registration statement, including the business and management's discussion and analysis of financial condition and results of operations or MD&A sections.

Response

The Staff’s comment has been complied with.

The total remaining balance of the February 28, 2006 secured convertible term note at October 31, 2007 was $969,696.98.   In conjunction with this transaction, $569,603.55 or 58.7% of this balance was assigned to Valens, $388,232.53 or 40.0% of this balance was assigned to Valens US and $11,676.56 or 1.22% remained with Laurus Master Fund.

12.           Disclosure slates that monthly principal payments on the remaining balance of the note and the October notes were set at a total of $60,606.06. Allocate the amount of the monthly principal payments apportioned to the remaining balance of the note and the October notes. As appropriate, revise related disclosures elsewhere in the registration statement, including the business and MD&A sections.

Response

The Staff’s comment has been complied with.

The principal amount of the Note carries an interest rate of prime plus three and one half percent, subject to adjustment, and such interest is payable monthly.  The Company must also make monthly principal payments in the amount of $60,606.06, commencing March 1, 2008.  Of the monthly principal payments, $30,303.03 will be applied to the February 28, 2006 Secured Convertible Term Note and $30,303.03 will be applied to the October Notes.

Selling Stockholders, page 39

13.           We note the statement in the first asterisk after the beneficial ownership table that "These columns represent the aggregate maximum number and percentage of shares that the selling stockholders can own at one time (and therefore, offer for resale at anyone time) due to their 4.99% limitation." Revise the table to indicate the aggregate number of shares that each selling securityholder may acquire without regard to contractual limitations on beneficial ownership such as the 4.99% limitation.

Response

The disclosure has been amended per the Staff’s comment.

14.           Disclose the number of shares beneficially owned by each selling securityholder after the offering, assuming all of the shares being registered for resale are sold in the offering. We note that although shares in excess of the number being registered arc issuable upon full conversion of notes and warrants, the last column of the table shows no beneficial ownership after the offering for selling securityholders such as Valens U.S. and Valens Offshore.

Response

The disclosure has been amended per the Staff’s comment.

15.           Disclosure in the table includes 107,267 shares of common stock owned by Laurus, but does not specify that Laurus is offering any shares. Please clarify the number of shares Laurus is offering resale, or remove Laurus from this table.

Response

The disclosure has been amended per the Staff’s comment.

16.           Expand the footnote disclosure relating to shares issuable upon exercise of 'warrants to include the term of the warrants. For example, refer to footnote (2).

Response

The disclosure has been amended per the Staff’s comment.

17.           The reference to footnote (15) next to the name of PAOCO Inc. in. the table seems inapplicable. We note the reference to footnote (15) next to the name of Kimball Cross Investment Management in the table. Please revise or advise.

Response

Shares underlying warrants owned by PAOCO, Inc. are no longer sought to be registered and accordingly have been removed from the table. The footnote reference for Kimball Cross Investment Management has been changed to footnote (10).

18.           Disclosure in footnote (17) states that Mr. Eugene Grin is the managing member of Laurus and has voting and dispositive power over the shares. Disclosure in footnote (38) states that Messrs, Eugene Grin and David Grin, through other entities, arc the controlling principals of Laurus Capital Management, LLC or Laurus Capital. Conform the disclosures in footnotes (17) and (38) to the disclosure in footnote (8) to the principal stockholders table on page 35.

 Response

The disclosure has been amended per the Staff’s comment.

19.           Explain briefly how each selling securityholder acquired the securities being offered for resale. If the securities were acquired in one or more financings, please consider describing these financings under an appropriate caption in the prospectus as well.

Response

The disclosure has been amended per the Staff’s comment.

We added a section entitled “Recent Financings” to describe how each selling security holder acquired the securities being offered for resale.  All securities offered for resale were purchased as described in this section.

20.           If a selling securityholder is a broker-dealer or an affiliate of a broker-dealer, tell us whether the selling securityholder acquired its securities as compensation for underwriting activities. Unless a broker-dealer acquired the securities as compensation for underwriting activities, GEM must identify the broker\dealer as an underwriter in the prospectus. Language such as "may be deemed to be" an underwriter is unacceptable if the selling securityholder is a broker-dealer.

Response

The only broker-dealers or affiliates thereof are Ascendiant Securities and SMH Capital, both of which received their shares as compensation for underwriting activities. The footnotes in the Selling Stockholder Table related to such broker-dealers have been updated.

21.           If a selling securityholder is a broker-dealer's affiliate, include disclosure that this broker-dealer's affiliate:

▪  Purchased in the ordinary course of business the securities to be sold.

▪  Had no agreements or understandings, directly or indirectly, with any person to distribute the securities at the time of their purchase.

If Gem is unable to make the representations noted above in the prospectus, GEM must state in the prospectus that the selling securityholder is an underwriter. Language such as "may be deemed to be" an underwriter is unacceptable if the selling securityholder is an affiliate of an underwriter that cannot make these representations.

Response

The Company is not aware of any broker-dealer affiliations of the selling stockholders other than as noted in the footnote section of the Selling Stockholder Table.

22.           State any position, office, or other material relationship which each selling securityholder has had within the past three years with GEM or any of its predecessors or affiliates.  See Item 507 of Regulation S-B.

Response

The footnote section of the Selling Stockholder Table has updated to comply with the Staff’s comment.

23.           Describe: briefly any continuing relationship of GEM with each selling securityholder.

Response

The footnote section of the Selling Stockholder Table has been updated to comply with the Staff’s comment.

The only selling stockholders that have a continuing relationship with the Company are Laurus Master Fund, Valens U.S., Valens Offshore, and General Pacific Partners LLC.

24.           If applicable; expand the disclosure to include all compensation fees paid or payable under financing agreements with selling securityholders.

Response

The footnote section of the Selling Stockholder Table has updated to comply with the Staff’s comment.

Other

25.           We note that GEM did not file the escrow agreement as an exhibit to the securities purchase agreement filed as exhibit 10.1 to the current report on Form 8-K dated October 31, 2007 and filed November 6, 2007 which relates to the series of transactions with Laurus. Since this information appears to be material, expand the disclosure in the registration statement to include the material provisions of the escrow agreement, and file the escrow agreement as an exhibit.

Response

The escrow agreement has been filed with this Amendment No. 1 to the Registration Statement.

The Escrow Agreement was used as a transitional document in the Closing of the most recent financing provided by Valens U.S. and Valens Offshore.  The terms of the Escrow Agreement provided a mechanism for the transfer of funds from the Valens entities to GEM.  GEM believes that the material terms of the transaction are described under “Company Background” in the Registration Statement.  The funds were delivered to GEM on the Closing Date and the Escrow Agreement was terminated.

Item 27. Exhibits

26.           Disclosure states that exhibits 5.1, 21.l, 23.1, 23.2, and 24.1. are filed with the registration statement. Other than exhibit 23.1, we are unable to locate on the EDGAR system any exhibits filed with the registration statement Please file the exhibits ill a pre-effective amendment to the registration statement. Additionally, file an updated consent of the independent public accountant firm in any amendment to the registration statement.

Response

The exhibits have been filed with this Amendment No. 1 to the Registration Statement.

Undertakings, page 102

27.           Include the Rule 430C undertaking as required by Item 512(g){2) of Regulation S-B.

Response

The Rule 430C Undertaking has been inserted in Registration Statement.

28.           Since the Rule 430A undertaking is inapplicable to this offering, please remove that undertaking from (4).

Response

The Registration Statement has been amended to comply with the Staff’s comment.

Exhibit ..Index

29.           Include an exhibit index immediately before the exhibits as required by Rule I02(d) of Regulation S-T

Response

An exhibit list has been included in Amendment No. 1 to the Registration Statement.

On behalf of the Company, we have arranged for delivery to the attention of Edward M. Kelley of the Commission via Federal Express for overnight delivery three copies of this response letter together with marked copies of Amendment No. 1, and the supplemental information listed above.

We hope that the Staff will be able to accommodate the Company by responding to this response letter as soon as practicable. In the meantime, should members of the Commission Staff have any questions or comments, or require any additional information regarding any of the responses or the attached filing, please contact the undersigned at 619-702-8690 or Stanley M. Moskowitz, who is Of Counsel to this firm at 858 523-0100.

Very truly yours,

de Castro P.C.

By: /s/ Audie J. de Castro
Audie J. de Castro